Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in millions, except ratios)

	For the Year Ended December 31,
	2017	2016	2015	2014	2013
Fixed charges:
Interest expense	$84	$82	$191	$314	$349
Amortization of debt issue expense	2	2	2	4	3
Estimated interest within rental expense(1)	9	9	8	7	7

Total fixed charges	$95	$93	$201	$325	$359

Preferred stock dividend requirements(2)	42	—	—	—	—

Total combined fixed charges and preferred stock dividends	$137	$93	$201	$325	$359

Earnings:
Income before income taxes less equity in income (loss) of investments	$1,062	$843	$84	$449	$191
Fixed charges	95	93	201	325	359

Earnings, as adjusted	$1,157	$936	$285	$774	$550

Ratio of earnings to fixed charges(3)	12.18	10.06	1.42	2.39	1.53

Ratio of earnings to combined fixed charges and preferred stock dividends(4)	8.45	10.06	1.42	2.39	1.53

Excess (deficiency) of earnings to fixed charges	$1,062	$843	$84	$449	$191

(1)	Calculated as one-third of net rent expense.
(2)	Represent the pre-tax earnings that would be required to pay the dividends on outstanding preferred stock. Prior to the 2016 issuance of our Series A fixed-to-floating rate non-cumulative perpetual preferred stock, we had no shares of preferred stock outstanding. Prior to the Series A preferred stock dividends declared and paid in 2017, we had not paid dividends on any shares of preferred stock.
(3)	Calculated by dividing earnings, as adjusted by fixed charges.
(4)	Calculated by dividing earnings, as adjusted by combined fixed charges and preferred stock dividends.